

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 15, 2007

Mr. Timothy Wadhams
Masco Corporation
21991 Van Born Road
Taylor, Michigan 48180

      RE: Masco Corporation
              Form 10-K for the year ended December 31, 2005
              Filed March 2, 2006
              File No. 1-5794

Dear Mr. Wadhams:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

                    Sincerely,

                    John Hartz
                    Senior Assistant Chief Accountant